[AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   (X)                        ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
  Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  132,419           0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             1,010,398           0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day      Quantity       Price         (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
   Final Balance (Update of Board of Directors' shares ownership and inclusion Alba Errico Tomaz's shares, wife of
                                       Mr. Francisco Antunes Maciel Mussnich.)
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  149,760           0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             1,011,828           0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  138               0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity      Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  138               0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  17                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  17                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        (X)                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 20,452             0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              11,318             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 20,452             0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              11,318             0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        (X)                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        (X)                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 (X)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 6,140              0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              6,142              0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 6,140              0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              6,142              0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 (X)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 (X)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   9                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   9                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( )                       (X)
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( )                       (X)
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [AMAZONIA CELULAR LOGO]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In February 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( )                       (X)
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                   Initial Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                                %
      /                                                                                   ---------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives    Characteristics(2)     Intermediary    Operation    Day       Quantity       Price          (R$)(3)
---------------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
---------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /                                                                                    --------------------------------
 Derivatives                 Securities Characteristics(2)                   Quantity       Same Class        Total
                                                                                             and Type
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   0                0              0
---------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
---------------------------------------------------------------------------------------------------------------------------

   (1) When filling in the form, delete the lines that do not have any information.
   (2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
   (3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.